NATHAN’S FAMOUS, INC.
1400 Old Country Road, Suite 400
Westbury, New York  11590

March 6, 2009

VIA EDGAR

United States Securities and
   Exchange Commission
Washington, DC  20549

RE:	Nathan’s Famous, Inc.
Form 10-K for fiscal year ended March 30, 2008
Filed June 12, 2008
File No. 000-03189

Ladies and Gentlemen:

The following are the responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its letter of January 26, 2009, in connection with the above-referenced filing by Nathan’s Famous, Inc. (“Nathan’s,” the “Company,” “we,” “us” or “our”), which letter was received by the Company on February 24, 2009.  To facilitate your review, we have included the staff’s numbered comments along with the related responses.

Definitive Proxy Statement on Schedule 14A (incorporated by reference into Part III of Form 10-K)

Annual Bonuses, page 15

1.
We note your disclosure regarding your executive bonus program.  We note that in determining the amount of annual bonuses awarded to named executive offers, your compensation committee considers the “achievement of individual targets,” “Nathan’s achievement of performance goals,” and the achievement of “strategic planning objectives,” but we do not see sufficient discussion regarding these criteria.  In future filings, please disclose the individual target goals for each executive officer, Nathan’s performance goals, and Nathan’s strategic planning objectives.  What formulas, if any, do you use for determining the amount of each executive’s bonus?  Be specific, and use quantitative data to the extent possible.  Please refer to Item 402(b)(2)(v) of Regulation S-K.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion.  Please also note that to the extent you  have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Please be advised that the Company’s Compensation Committee intends to re-evaluate its current executive compensation program and may determine to revise the structure of such program.  In the event that, following any amendment to the Company’s executive compensation program for the Company’s current fiscal year ending March 29, 2009 and future years, such program provides for compensation based on an individual’s target goals, Company performance goals or achievement of strategic planning objectives, we will include disclosure of such goals and objectives in our future filings.  Please refer to our response to question 2, below, for a description of the Company’s long-term objectives currently considered in evaluating executive compensation.

Equity-Based Compensation, page 16

2.
We also note your disclosure regarded equity-based compensation.  You state that grants of equity awarded are designed to reward your executives for assisting the Company in achieving its “long-term objectives” and to “link an increase in stockholder value to compensation,” but we do not see sufficient disclosure regarding these criteria.  For example, what are your long-term objectives?  How do you determine whether executives have helped you achieve those objectives and are entitled to grants of equity compensation?  How does your equity-based compensation program effectively link an increase in stockholder value to compensation?  Be specific, using quantitative date and formulas to the extent possible.  Please refer to Item 402(b)(2)(v) of Regulation S-K.

In response to the staff’s comment, please be advised that the Company’s long-term objectives currently consist of the following: increasing each of revenues, profits from continuing operations, free cash flow, net income, earnings per share and cash balances and controlling general and administrative expenses. In addition, the Company also evaluates certain other metrics for each of its revenue centers (i.e., Company-owned restaurants, franchising, branded product program and licensing) as follows: sales at Company-owned restaurants, cash contribution from company-owned restaurants, number of franchise store openings, amount of franchise fees and royalties, sales and the number of pounds sold through food service,  amount of license royalties and the ability to control general and administrative costs. However, the Company has not established fixed quantitative goals for any of the foregoing objectives or metrics.

The importance of the specific objective or metric to an executive’s compensation depends on the specific responsibilities of an executive’s position.  For example, it would be inappropriate to evaluate the performance of our chief financial officer in connection with the Company’s goal of increasing revenue.  In addition, the specific objectives considered for a particular executive officer may be afforded greater or lesser weight in any fiscal year, depending on a variety of factors such as the Company’s overall results, its performance relative to its competitors and the economy in general.  As a result, an executive’s success or failure as it relates to any one of the foregoing objectives or metrics may drive whether or not that executive gets a bonus and the amount of the bonus.  In addition, an extraordinary event, such as the sale or purchase of a brand or line of business, may impact compensation either positively or negatively. If, following its evaluation of the foregoing metrics, management and the Compensation Committee determine that an executive has helped the Company achieve one or more of the Company’s long-term objectives and/or the appropriate profit center metric, we will consider an award of equity-based compensation as a reward for the executive’s contribution in meeting or exceeding the relevant objective. In addition, since the Company’s stock option awards vest over a three or four-year period, any stock option award is also intended to provide an incentive for the executive to remain in our employ during the vesting period of the award. We will include disclosure of the foregoing in the Company’s future filings.

Further, the Company believes that the way to increase stockholder value is to increase the trading price for its common stock. The Company’s equity incentive program primarily consists of the grant of stock options; the Company only has the ability to grant another 2500 shares of restricted stock. The Company’s stock incentive plans only permit the grant of options with an exercise price equal to the market price on the grant date. Through the use of stock options, a significant portion of potential compensation is tied directly to stock price appreciation, thereby aligning the interests of our executives with those of our stockholders. The Company believes that the foregoing is an effective link between an increase in stockholder value and its executives’ compensation.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/	Ronald DeVos
Ronald DeVos
Chief Financial Officer